Exhibit 99.1

FreeSeas Inc. Schedules Financial Results and Conference call for its Fourth Quarter and Year-Ended December 31, 2008

Piraeus, Greece, March 23, 2009 -- FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas”) or the “Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it will release its financial results for the fourth quarter ended December 31, 2008 after the closing of the stock market on Thursday, March 26, 2009.

The Company will then discuss those results in a conference call on Friday, March 27, 2009 at 11:00 a.m. ET.

The dial-in numbers are:

(866) 861-6730 (US)
(702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the “Investor Relations” section of FreeSeas’s website at www.freeseas.gr.  Once at the “Investor Relations” section, interested parties should click on “Events & Presentations”, or go directly to: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=35945&c=FREE&mediakey=AE558775379DED2791EBAABFDC021E8B&e=0.

The webcast will be archived and accessible for approximately 30 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.  If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 90 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

Contact Information:

At the Company

FreeSeas Inc. Ion Varouxakis, Chief Executive Officer 011-30-210-45-28-770 Fax: 011-30-210-429-10-10 info@freeseas.gr www.freeseas.gr 89 Akti Miaouli Street 185 38 Piraeus, Greece	Investor Relations Counsel Adam Prior, Vice President The Equity Group Inc. 212-836-9606 aprior@equityny.com www.theequitygroup.com